Mr. and Mrs. Howard Norton
Datatech
27126 Paseo Espada, Suite 1602
San Juan Capistrano, CA 92675

Mr. Harvey Garte
Mr. Richard R. Torte
Garte Torte Global Capital Markets
19200 Von Karman, Suite 525
Irvine, CA 92715

Re:      Proposed Acquisition of Datatech

Dear Howard, Ruby, Harvey, and Richard:

We are pleased to submit the following offer for Eltrax to acquire all of the issued and outstanding stock of Nordata, Inc. and Rudata, Inc. dba Datatech (and hereinafter referred to as "Datatech"). This offer is based on our understanding that Howard & Ruby are the only shareholders of 100% of the issued and outstanding stock of both companies.

Eltrax proposes to acquire Datatech on the following terms and conditions:

1. Eltrax will acquire Datatech by a merger of Datatech and Datatech Acquiring Corp., a wholly-owned subsidiary of Eltrax, in a transaction qualifying under I.R.C. Section 368, with the following merger consideration to the Nortons:

         a)       2,045,000 shares of E1trax; and

         b)       $830,000 of cash at closing.

2. The Nortons shall have the right to demand registration of their shares on two occasions. Upon such demand, as soon as feasible under SEC rules, Eltrax will, at Eltrax's cost, file a registration statement with the SEC for the resale of the Nortons' shares, and Eltrax will maintain the registration statement effective until such shares are sold. In addition, the Nortons shall have piggyback registration rights to include all or any portion of their shares in any registration statement filed by Eltrax. Such piggyback registration rights shall provide that any reduction in the number of shares offered, at the request of underwriters, shall be pro-rata among all shareholders desiring to sell their shares pursuant to such registration statement.

3. Eltrax will extend its ISO (Incentive Stock Option) Plan to cover all employees of Datatech.

4. The following are conditions to closing, unless waived by Eltrax and the
Nortons:

         a) appropriate due diligence by Extrax and the Nortons, not to exceed 60 days;

         b) completion and execution of necessary and appropriate definitive agreements and other transaction documents, containing such provisions and terms and conditions as are mutually agreeable to all parties. All parties agree to use their good faith efforts to complete such documents within the next 30 days;

         c)       closing on or before May 31, 1996;

         d) the execution of mutually agreeable 5 year employment and 2 year noncompete agreements between Datatech and the Nortons, which employment agreements will provide for Howard and Ruby Norton to be paid annual base salaries of One Hundred Fifty Thousand ($150,000) and One Hundred Thousand ($100,000) Dollars, respectively, plus the following incentive compensation payable to Howard:

                  i) year 1 - 10% of Datatech pretax, net income from Datatech operations, in excess of $1.5 million

                  ii) year 2 - 10% of Datatech pretax, net income from Datatech operations, in excess of $1.75 million

                  iii) year 3 - 10% of Datatech pretax, net income from Datatech operations, in excess of $2.0 million

                  iv) year 4 - 10% of Datatech pretax, net income from Datatech operations, in excess of $2.25 million

                  v) year 5 - 10% of Datatech pretax, net income from Datatech operations, in excess of $2.5 million.

In computing pretax net income, Howard Norton's bonus will not be used in the calculation.

5. During the period between the execution of this Letter of Intent and the closing, Nortons and Datatech agree as follows:

         a) Datatech will continue to be operated in a manner consistent with the current operations of Datatech;

         b) there will be no changes in the capital structure of Datatech, other than in the ordinary course of business;

         c) there will be no discussions with any third parties regarding a sale of Datatech or any interest in Datatech;

         d) the Nortons and Datatech will fully cooperate with Eltrax in the Eltrax due diligence efforts and will make the Datatech staff, attorney and accountants available to Eltrax.

6. During the period between the execution of this Letter of Intent and the closing, Eltrax agrees as follows:

         a) Eltrax will continue to be operated in a manner consistent with the current operations of Eltrax;

         b) there will be no changes in the capital structure of Eltrax, other than in the ordinary course of business;

         c) Eltrax will full cooperate with the Nortons in their due diligence efforts and will make the Eltrax staff, attorneys and accountants available to the Nortons.

7. Upon consummation of this merger, Eltrax (or its subsidiary) will be responsible for payment of the broker's fee due to Garte Torre Global. It is agreed that this fee will be $160,000 cash plus 5,000 shares of Eltrax common stock at closing and 80,000 shares of Eltrax common stock to be issued on January 2, 1997, all of which will be privately placed to Garte Torte Global (or, alternatively, at the election of Harvey and Richard, 42,500 shares will be privately placed to each of Harvey and Richard). These 85,000 shares will have full piggyback registration rights with any registration statement filed by Eltrax pursuant to paragraph 2 of this letter. If they cannot be piggybacked, Garte Torte shall have the right to demand registration of their shares. Upon such demand, as soon as feasible under SEC rules, Eltrax will, at Eltrax's cost, file a registration statement with the SEC for the resale of the Garte Torte's shares, and Eltrax will maintain the registration statement effective until such shares are sold.

8. Eltrax has reviewed the financial statements of Datatech and is aware of a cash to accrual change in accounting required. Eltrax will be responsible for the payment of any income tax liabilities, including penalties and interest, of Datatech for 1995 taxable income and for taxable income resulting from the change in accounting method from cash basis to accrual basis (however, the Nortons will be responsible for the payment of any penalties resulting from Datatech's failure to pay the 1995 income tax due at the time that extensions for the 1995 returns were filed). Furthermore, Eltrax will indemnify the Nortons for any income tax liabilities, including penalties and interest, resulting from any pass through taxable income from Rudata, due to the change in accounting method from cash basis to accrual basis, up to the amount of the C corp income tax on such taxable income if it had been taxable after closing.

9. Eltrax will indemnify the Nortons with respect to any claims against the Nortons based on Federal or State securities laws, resulting from or related to any press release, statement or regulatory filing related to the transaction described in this letter, other than claims which are based on actual misconduct by the Nortons.

10. Upon closing, the Board of Directors of Eltrax shall appoint Howard Norton as one of the members of the Board of Directors of Eltrax, and give him the title of President and CEO of Datatech and Ruby Norton the title of Vice President of Datatech.

11. Closing of this transaction will occur at a date and time set by Eltrax, on or before May 31, 1996. Time is of the essence. If the transaction does not close on or before May 31, 1996, this agreement shall terminate, except paragraphs 9, 12 and 14.

12. The Nortons and Eltrax shall pay their own expenses, including attorney and accounting fees, associated with this transaction, except as provided in paragraph 7.

13. Datatech and Eltrax will notify each other of any press releases or other public comments regarding this transaction and will provide a reasonable opportunity to comment prior to release.

14. The terms of the Confidentiality Agreement dated January 29, 1996, between Garte Torte Global and Eltrax shall remain in effect.

Eltrax System, Inc.

By: /s/ Mack V. Traynor, III
    Mack V. Traynor, III
    President and CEO


Agreement and Acknowledgment

Nordata, Inc.

By: /s/ Howard Norton
    Howard Norton,
    President

Rudata, Inc.

By: /s/ Ruby Norton
    Ruby Norton,
    President


/s/ Howard Norton
Howard Norton, Individually


/s/ Ruby Norton
Ruby Norton, Individually


Garte Torre Global Market

By:
    Harvey Garte